UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	March 3, 2008

Mizuho Financial Group, Inc.

By:	/s/ Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

March 3, 2008

To whom it may concern

Corporate Name	: Mizuho Financial Group, Inc.
Representative	: Terunobu Maeda, President & CEO
Head Office	: 5-5, Otemachi 1-chome
Chiyoda-ku, Tokyo, Japan
Code Number	: 8411 (TSE 1st Sec., OSE 1st Sec.)

Re: Management Changes for the Mizuho Financial Group

Mizuho Financial Group, Inc. hereby announces changes in the directors, corporate auditors and executive officers (including changes in their areas of responsibility) of the following entities within the Group :

Mizuho Financial Group, Inc.

Mizuho Bank, Ltd.

Mizuho Corporate Bank, Ltd.

Mizuho Securities Co., Ltd.

Mizuho Trust & Banking Co., Ltd.

Tel: +81-(0)3-5224-2026
Public Relations Office
Corporate Communications
Mizuho Financial Group, Inc.

[Mizuho Financial Group, Inc. (MHFG)]

Name	New Position (effective as of April 1, 2008)	Current Position
Mr. Takashi Tsukamoto	Deputy President - Executive Officer Head of Financial Control and Accounting Group	Mizuho Corporate Bank, Ltd. Deputy President (Representative Director)

Mr. Tsuneo Morita	Managing Executive Officer Head of Internal Audit Group	Executive Officer General Manager of Administration

Mr. Hajime Saito	Managing Executive Officer Head of Risk Management Group, Head of Human Resources Group and Head of Compliance Group	Mizuho Bank, Ltd. Executive Officer General Manager of Treasury Division

Mr. Toshitsugu Okabe	Executive Officer General Manager of Executive Secretariat	General Manager of Executive Secretariat

Mr. Masato Ono	Director	Deputy President (Representative Director) Head of Internal Audit Group

Mr. Satoru Nishibori	Director	Managing Director and Managing Executive Officer Head of Financial Control and Accounting Group

Mr. Masayuki Saito	Retired	Managing Executive Officer Head of Risk Management Group, Head of Human Resources Group and Head of Compliance Group

Name	New Position (to become effective in late June 2008)	Current Position
Mr. Takashi Tsukamoto	Deputy President (Representative Director) Head of Financial Control and Accounting Group	(Mentioned above)

Mr. Tsuneo Morita	Managing Director and Managing Executive Officer Head of Internal Audit Group	(Mentioned above)

Mr. Tsuneo Muneoka	Corporate Auditor (full-time)	Mizuho Bank, Ltd. Managing Executive Officer Financial Control and Accounting Group

Mr. Masato Ono	Retired	(Mentioned above)

Mr. Satoru Nishibori	Retired	(Mentioned above)

Mr. Shigeru Yamamoto	Retired	Corporate Auditor (full-time)

The appointment of Messrs. Takashi Tsukamoto and Tsuneo Morita as directors and the appointment of Mr. Tsuneo Muneoka as corporate auditor are subject to approval at the regular general meeting of shareholders of MHFG to be held in late June 2008.

[Director and Corporate Auditor Nominees]

(Nominees are subject to approval by the regular general meeting of shareholders to be held in late June 2008)

Name	Takashi Tsukamoto
Date of Birth	Aug. 2, 1950
Education	Mar. 1974	Graduated from Faculty of Law, Kyoto University
Business Experience	Apr. 1974	Joined The Dai-ichi Kangyo Bank, Limited
Executive Officer, General Manager of Human Resources Division of Mizuho Corporate Bank, Ltd.
Managing Executive Officer, Head of Risk Management Group and Head of Human Resources Group of Mizuho Financial Group, Inc.
Managing Executive Officer, Head of Europe, Middle East and Africa of Mizuho Corporate Bank, Ltd.
Managing Director, Chief Strategy Officer and Chief Financial Officer
Deputy President (Representative Director) (current)

Name	Tsuneo Morita
Date of Birth	Apr. 29, 1954
Education	Mar. 1978	Graduated from College of Law, Aoyama Gakuin University
Business Experience	Apr. 1978	Joined The Fuji Bank, Limited
General Manager of Kichijoji Branch of Mizuho Bank, Ltd.
Senior Manager of Administration of Mizuho Financial Group, Inc.
General Manager of Administration
Executive Officer, General Manager of Administration (current)

Name	Tsuneo Muneoka
Date of Birth	May 14, 1951
Education	Mar. 1976	Graduated from School of Political Science and Economics, Waseda University
Business Experience	Apr. 1976	Joined The Industrial Bank of Japan, Limited
General Manager of Financial Planning Division of Mizuho Bank, Ltd.
Executive Officer, General Manager of Financial Planning Division
Managing Executive Officer (current)

[Executive Officer Appointees]

Name	Hajime Saito
Date of Birth	July 7, 1956
Education	Mar. 1979	Graduated from Faculty of Economics, the University of Tokyo
Business Experience	Apr. 1979	Joined The Dai-ichi Kangyo Bank, Limited
Deputy General Manager of Human Resources Planning of Mizuho Holdings, Inc.
Deputy General Manager of Human Resources of Mizuho Financial Group, Inc.
Senior Manager of Financial Planning
General Manager of Financial Planning
Executive Officer, General Manager of Treasury Division of Mizuho Bank, Ltd. (current)

Name	Toshitsugu Okabe
Date of Birth	May 2, 1956
Education	Mar. 1980	Graduated from Faculty of Law, Chuo University
Business Experience	Apr. 1980	Joined The Fuji Bank, Limited
Head of Social Responsibility Compliance Office of Mizuho Bank, Ltd.
General Manager of Azabu Branch
General Manager for Executive Secretariat of Mizuho Financial Group, Inc.
General Manager of Executive Secretariat (current)

[Mizuho Bank, Ltd. (MHBK)]

Name	New Position (effective as of April 1, 2008)	Current Position
Mr. Satoru Nishibori	Deputy President (Representative Director) Compliance Group, Branch Banking Division	Mizuho Financial Group, Inc. Managing Director and Managing Executive Officer Head of Financial Control and Accounting Group

Mr. Takuro Yoshida	Managing Director and Managing Executive Officer Business Coordination & Development Group	Managing Director and Managing Executive Officer Corporate Banking Group

Mr. Tetsuro Ueno	Managing Director and Managing Executive Officer Trading and ALM Group	Managing Executive Officer Trading and ALM Group

Mr. Masakazu Kawabata	Managing Director and Managing Executive Officer Strategic Planning Group	Managing Executive Officer Strategic Planning Group

Mr. Takehiko Nishina	Managing Executive Officer Branch Banking Division	Managing Executive Officer Branch Banking Division

Mr. Manabu Yoshidome	Managing Executive Officer Operations Group, Customer Satisfaction Division, Branch Banking Division	Managing Executive Officer Branch Banking Division

Mr. Katsuyoshi Ejima	Managing Executive Officer Credit Department	Mizuho Corporate Bank, Ltd. Managing Executive Officer Chief Compliance Officer, Chief Credit Officer

Mr. Naoto Tsumita	Managing Executive Officer Branch Banking Division	Managing Executive Officer Public Sector Banking Group, Branch Banking Division

Mr. Nobuhiro Ishikawa	Managing Executive Officer Branch Banking Division	Managing Executive Officer Branch Banking Division

Mr. Ippei Miyata	Managing Executive Officer Branch Banking Division	Executive Officer General Manager of Internal Audit Division

Mr. Michitoshi Tsuruoka	Managing Executive Officer Branch Banking Division	Executive Officer General Manager of Branch Banking Unit I

Name	New Position (effective as of April 1, 2008)	Current Position
Mr. Katsuji Nagatsu	Managing Executive Officer Branch Banking Division	Mizuho Corporate Bank, Ltd. Executive Officer General Manager of Corporate Banking Division No.14

Mr. Tomozo Yoshikawa	Managing Executive Officer Financial Control and Accounting Group	Executive Officer General Manager of Financial Planning Division

Mr. Toshihiko Fukuzawa	Managing Executive Officer IT & System Group, Branch Banking Division	Executive Officer General Manager of Ginza Branch

Mr. Naoto Suzuki	Managing Executive Officer Corporate Banking Group	Executive Officer General Manager of Branch Banking Division

Mr. Yoshinobu Shigeji	Executive Officer General Manager of Corporate Banking Planning Division	Executive Officer General Manager of Nagoya-chuo Corporate Banking Department of Nagoya-chuo Branch

Mr. Yoshiyuki Sawai	Executive Officer General Manager of Shibuya Branch	Executive Officer General Manager of Corporate Banking Planning Division

Mr. Hisashi Nakamura	Executive Officer General Manager of Internal Audit Division	General Manager of Branch Banking Unit IV

Mr. Yuichi Nakagawa	Executive Officer General Manager of Shibuya-chuo Branch	General Manager of Shibuya-chuo Branch

Mr. Makoto Sugie	Executive Officer General Manager of Credit Risk Management Division	General Manager of Marunouchi-chuo Branch and General Manager of Marunouchi-chuo Branch Division I

Mr. Yoshihiro Miura	Executive Officer General Manager of Branch Banking Division	General Manager of Umeda Corporate Banking Department of Umeda Branch

Mr. Junichi Nishizawa	Executive Officer General Manager of Nagoya-chuo Corporate Banking Department of Nagoya-chuo Branch	General Manager of Human Resources Division

Name	New Position (effective as of April 1, 2008)	Current Position
Mr. Kouji Kawakubo	Executive Officer General Manager of Consulting Division	Mizuho Trust & Banking Co., Ltd. Executive Officer General Manager of Corporate Business Planning Department

Mr. Akio Takenouchi	Executive Officer General Manager of Kyobashi Branch	General Manager of Kyobashi Branch

Mr. Shirou Tomiyasu	Executive Officer General Manager of Credit Supervision Division I	General Manager of Credit Supervision Division I

Mr. Yuichiro Takahashi	Executive Officer General Manager of International Business Division	General Manager of International Business Division

Mr. Hirohisa Kashiwazaki	Executive Officer General Manager of Ginza Branch	General Manager of Corporate Planning Division and Head of Business Innovation Office

Mr. Motohiro Kaneko	Executive Officer General Manager of Executive Secretariat	General Manager of Executive Secretariat

Mr. Takuo Hirota	Corporate Auditor (full-time)	General Manager of Risk Management Division and Head of Basel II Management Office

Mr. Takashi Nonaka	Retired	Deputy President (Representative Director) Compliance Group, Branch Banking Division

Mr. Haruhisa Shiraishi	Retired	Managing Director and Managing Executive Officer IT & System Group, Branch Banking Division

Mr. Naomi Inoue	Retired	Managing Director and Managing Executive Officer Operations Group, Branch Banking Division, Customer Satisfaction Division

Mr. Tsuneo Muneoka	Retired	Managing Executive Officer Financial Control and Accounting Group

Name	New Position (effective as of April 1, 2008)	Current Position
Mr. Nobutake Nishijima	Retired	Managing Executive Officer Business Development Division

Mr. Masaki Tashiro	Retired	Managing Executive Officer Credit Division

Mr. Makoto Nogami	Retired	Managing Executive Officer Branch Banking Division

Mr. Hajime Saito	Retired	Executive Officer General Manager of Treasury Division

Mr. Yuichi Kawamoto	Retired	Executive Officer General Manager of Credit and Alternative Investment Division

Mr. Sunao Hirata	Retired	Executive Officer General Manager of Operations Planning & Administration Division and Head of Security Planning Office

Mr. Mutsuo Kanazawa	Retired	Executive Officer General Manager of Compliance Division

Mr. Yukio Yokoyama	Retired	Executive Officer General Manager of Shibuya Branch

Mr. Teruo Fujino	Retired	Corporate Auditor (full-time)

The appointment of Messrs. Satoru Nishibori, Tetsuro Ueno and Masakazu Kawabata as directors and the appointment of Mr. Takuo Hirota as corporate auditor are subject to approval at the general meeting of shareholders of MHBK to be held on April 1, 2008.

[Mizuho Corporate Bank, Ltd. (MHCB)]

Name	New Position (effective as of April 1, 2008)	Current Position
Mr. Yutaka Miyamoto	Deputy President (Representative Director)	Managing Executive Officer

Mr. Norio Nakajima	Managing Executive Officer Head of Global Markets Unit	Managing Executive Officer Head of Global Markets Unit, Head of Global Alternative Investment Unit

Mr. Takeshi Hanai	Managing Executive Officer	Managing Executive Officer Head of Asia & Oceania

Mr. Motoo Nagai	Managing Executive Officer Head of Global Portfolio Management Unit, Head of Financial Institutions & Public Sector Business Unit, Head of Global Alternative Investment Unit	Managing Executive Officer Head of Global Portfolio Management Unit, Head of Financial Institutions & Public Sector Business Unit

Mr. Akira Segawa	Managing Executive Officer	Executive Officer General Manager of Nagoya Corporate Banking Division

Mr. Keizo Ohashi	Managing Executive Officer Head of Asia & Oceania	Executive Officer General Manager of International Coordination Division

Mr. Yoshiyuki Fukuda	Managing Executive Officer	Executive Officer General Manager of Securities Division

Mr. Shuichi Honda	Managing Executive Officer Chief Compliance Officer, Chief Credit Officer	Executive Officer General Manager for Corporate Banking Coordination Dvision

Mr. Masaaki Kono	Managing Executive Officer	Executive Officer General Manager of Corporate Banking Division No.8

Mr. Makio Tanehashi	Managing Executive Officer	Executive Officer General Manager of Internal Audit Division

Mr. Atsushi Shigeta	Managing Executive Officer	Executive Officer General Manager of Corporate Banking Division No.7

Mr. Shinya Wako	Managing Executive Officer Head of Europe, Middle East and Africa	Executive Officer General Manager of Global Structured Finance Division

Name	New Position (effective as of April 1, 2008)	Current Position
Mr. Tetsuya Kawagishi	Executive Officer General Manager of Internal Audit Division	Executive Officer General Manager of Corporate Banking Division No.2

Mr. Yuichi Katayama	Executive Officer General Manager of Corporate Banking Division No.16	General Manager of Corporate Banking Division No.16

Mr. Shigeaki Katayama	Executive Officer General Manager of IT & Systems Planning Division	General Manager of IT & Systems Planning Division

Mr. Yasuhiko Imaizumi	Executive Officer General Manager of Nagoya Corporate Banking Division	General Manager of Corporate Banking Division No.18

Mr. Yukio Yasuda	Executive Officer General Manager of International Coordination Division	General Manager of Americas Division

Mr. Koichi Kubo	Executive Officer General Manager of Forex Division	General Manager of Forex Division

Mr. Satoshi Fujimoto	Executive Officer General Manager of Corporate Banking Division No.2	General Manager for Corporate Banking Division No.2

Mr. Harusato Nihei	Executive Officer General Manager of Taipei Branch	General Manager of Taipei Branch

Mr. Hiraku Otani	Executive Officer General Manager of Corporate Banking Division No.3	General Manager, International Coordination Division Mizuho Corporate Bank (China), Ltd.

Mr. Kosuke Nakamura	Executive Officer General Manager of Singapore Branch	General Manager of Singapore Branch

Mr. Hiroshi Suehiro	Executive Officer General Manager of Corporate Banking Division No.7	General Manager of Europe Division

Mr. Tadashi Kanki	Executive Officer General Manager of Corporate Banking Division No.8	General Manager of Osaka Corporate Banking Division No.3

Mr. Takashi Tsukamoto	Retired	Deputy President (Representative Director)

Mr. Masahiro Murayama	Retired	Managing Executive Officer

Name	New Position (effective as of April 1, 2008)	Current Position
Mr. Akira Kawamura	Retired	Managing Executive Officer Head of Europe, Middle East and Africa

Mr. Katsuyoshi Ejima	Retired	Managing Executive Officer Chief Compliance Officer, Chief Credit Officer

Mr. Mitsuaki Tsuchiya	Retired	Managing Executive Officer

Mr. Yoshiyuki Sato	Retired	Managing Executive Officer

Mr. Motonobu Sugimoto	Retired	Managing Executive Officer

Mr. Jun Watanabe	Retired (effective as of February 29, 2008)	Managing Executive Officer

Mr. Yoshimitsu Arahata	Retired	Executive Officer General Manager of Corporate Banking Division No.11

Mr. Katsuji Nagatsu	Retired	Executive Officer General Manager of Corporate Banking Division No.14

Mr. Hideo Ishii	Retired	Executive Officer General Manager of Fukuoka Corporate Banking Division

The appointment of Mr. Yutaka Miyamoto as director is subject to approval at the general meeting of shareholders of MHCB to be held on April 1, 2008.

[Mizuho Securities Co., Ltd. (MHSC)]

Name	New Position (effective as of April 1, 2008)	Current Position
Mr. Masahiro Murayama	Deputy President (Representative Director) Head of Asia Committee	Mizuho Corporate Bank, Ltd. Managing Executive Officer

Mr. Akira Kawamura	Deputy President (Representative Director)	Mizuho Corporate Bank, Ltd. Managing Executive Officer Head of Europe, Middle East and Africa

Mr. Kunimi Tokuoka	Managing Director Head of Global Investment Banking Groups, Head of Financial Institutions & Public Institutions Group, Head of Advisory Group	Managing Director Head of Global Investment Banking Groups, Head of Financial Institutions & Public Institutions Group, Head of Investment Banking Products Group

Mr. Koichiro Sugii	Managing Director Head of Global Markets & Products Groups, Head of Equity Group	Managing Director Head of Equity Group, Co- Head of Products Promotion Group

Mr. Naohiro Kamei	Managing Director Head of Global Futures & Derivatives Global Markets & Products Groups	Managing Director Mizuho Securities USA Inc. President & CEO

Mr. Toshinari Iyoda	Managing Director Head of Investment Banking Group I	Managing Director Head of Advisory Group

Mr. Akira Kawamura	Managing Director Head of Chubu Investment Banking Group	Head of Chubu Client Coverage Investment Banking Group I and Investment Banking Group II

Mr. Junichi Nakamura	Managing Director Head of Capital Markets Group	Managing Director Head of Capital Markets Group

Mr. Satoru Akiyama	Managing Director Head of Products Promotion Group	Managing Director Co- Head of Products Promotion Group

Mr. Yoshiaki Ohashi	Managing Director Human Resources Department, Operational Risk Management Department, Information Security Management Department, Corporate Communications	Managing Director Head of Risk Management & Finance Group

Name	New Position (effective as of April 1, 2008)	Current Position
Mr. Tadao Ogoshi	Managing Director Deputy Head of Asia Committee	Managing Director Joint Head of International Business Group

Mr. Futoshi Okada	Managing Director Deputy Head of Asia Committee	Managing Director Joint Head of Investment Banking Group I

Mr. Satoshi Itoh	Managing Director Co-Head of Client Coverage Investment Banking Group I	Managing Director Head of Fixed Income Group

Mr. Daisuke Yamamoto	Managing Director Co-Head of Client Coverage Investment Banking Group I	Mizuho Corporate Bank, Ltd. General Manager, International Coordination Division Mizuho Corporate Bank (USA) President & CEO

Mr. Masahiro Miyamoto	Managing Director Co-Head of Client Coverage Investment Banking Group I	Head of Client Coverage Investment Banking Group I

Mr. Takaaki Kato	Managing Director Co-Head of Client Coverage Investment Banking Group II	Mizuho Corporate Bank, Ltd. General Manager of Hong Kong Branch

Mr. Yoshinori Yaso	Managing Director Head of International Business Group, Deputy Head of Asia Committee	Mizuho Corporate Bank, Ltd. General Manager of Europe Corporate Banking Division No.1

Mr. Kiyokata Somekawa	Managing Director Head of Risk Management & Finance Group	Mizuho Corporate Bank, Ltd. General Manager of Compliance Division

Mr. Takeshi Senda	Managing Director Deputy Head of Asia Committee	Managing Director Planning Group International Department (Asia)

Mr. Junichi Kato	Managing Director Mizuho Bank (Switzerland) Ltd. President & CEO	Mizuho Corporate Bank, Ltd. General Manager of ALM Division

Mr. Katsuo Okuno	Managing Director Mizuho Securities Asia Ltd. President & CEO	Senior Manager, Planning Group International Department Mizuho Securities Asia Ltd. President & CEO

Name	New Position (effective as of April 1, 2008)	Current Position
Mr. Naomi Inoue	Corporate Auditor	Mizuho Bank, Ltd. Managing Director and Managing Executive Officer Operations Group, Branch Banking Division, Customer Satisfaction Division

Mr. Shigeyoshi Nishiyama	Retired	Deputy President (Representative Director)

Mr. Kiyoto Matsuda	Retired	Deputy President (Representative Director)

Mr. Takahisa Matsuura	Retired	Managing Director Head of Global Markets & Products Groups

Mr. Hiroshi Ikeda	Retired	Managing Director Head of Investment Banking Group I

Mr. Yuichiro Ikeda	Retired	Managing Director Head of International Business Group

Mr. Kazuaki Kitabatake	Retired	Managing Director Joint Head of Investment Banking Group II

Mr. Kazuhiro Yamashita	Retired	Managing Director Senior General Manager Equity Group

Mr. Tadashi Sakai	Retired	Managing Director Mizuho Bank (Switzerland) Ltd. President & CEO

Mr. Shinji Hirayama	Retired	Corporate Auditor

The appointment of Messrs. Masahiro Murayama and Akira Kawamura as directors and the appointment of Mr. Naomi Inoue as corporate auditor are subject to approval at the general meeting of shareholders of MHSC to be held on April 1, 2008.

Mr. Inoue qualifies as an “outside corporate auditor” under the Company Law of Japan.

[Mizuho Trust & Banking Co., Ltd. (MHTB)]

Name	New Position (effective as of April 1, 2008)	Current Position
Mr. Mitsuyoshi Tohyama	Deputy President (Representative Director)	Managing Director and Managing Executive Officer

Mr. Nobutake Nishijima	Deputy President - Executive Officer	Mizuho Bank, Ltd. Managing Executive Officer Business Development Division

Mr. Mitsuaki Tsuchiya	Deputy President - Executive Officer	Mizuho Corporate Bank, Ltd. Managing Executive Officer

Mr. Yuuji Aoyagi	Managing Executive Officer	Managing Executive Officer General Manager of IT & Systems Planning Department

Mr. Yoriaki Takebe	Managing Executive Officer	Managing Executive Officer General Manager of Business Planning Department

Mr. Ryouichi Tahara	Managing Executive Officer	Executive Officer General Manager of Human Resources Department

Mr. Eiji Sumikura	Managing Executive Officer General Manager of Real Estate Appraisal Department	Executive Officer General Manager of Real Estate Planning Department

Mr. Tsutomu Tsunashima	Managing Executive Officer General Manager of Osaka Branch	Executive Officer General Manager of Osaka Branch

Mr. Yasuo Hirose	Executive Officer General Manager of Public Sector Department	General Manager of Public Sector Department

Mr. Haruyuki Kaneko	Executive Officer	Mizuho Bank, Ltd. General Manager of Tsukiji Corporate Banking Department of Tsukiji Branch

Mr. Tadashi Ohi	Executive Officer General Manager of IT & Systems Planning Department	General Manager, Securities & Custody Business Planning Department Trust & Custody Services Bank, Ltd.

Mr. Akira Moriwaki	Executive Officer General Manager of Corporate Planning Department	General Manager of Corporate Planning Department

Name	New Position (effective as of April 1, 2008)	Current Position
Mr. Takanori Sakurai	Executive Officer General Manager of Real Estate Business Department IV	General Manager of Real Estate Business Department I

Mr. Shingo Unami	Executive Officer General Manager of Human Resources Department	General Manager for Corporate Planning Department

Mr. Yoshijiro Adachi	Executive Officer General Manager of Business Planning Department	General Manager of Operations Planning Department

Mr. Mareto Sako	Director	Deputy President (Representative Director)

Mr. Yasushi Ohkubo	Director	Deputy President (Representative Director)

Mr. Naoki Furuya	Director	Managing Director and Managing Executive Officer

Mr. Takashi Nonaka	Advisor	Mizuho Bank, Ltd. Deputy President (Representative Director) Compliance Group, Branch Banking Division

Mr. Akiyoshi Ohba	Retired	Managing Executive Officer

Mr. Masaaki Shirakawa	Retired	Managing Executive Officer

Mr. Shigeki Kuwahara	Retired	Executive Officer General Manager of Real Estate Business Department IV

Mr. Ryuichiro Nomura	Retired	Executive Officer General Manager of Trust Business Advisory Department

Mr. Kouji Kawakubo	Retired	Executive Officer General Manager of Corporate Business Planning Department

Name	New Position (to become effective in late June 2008)	Current Position
Mr. Teruhiko Ikeda	Chairman	President & CEO (Representative Director)

Mr. Takashi Nonaka	President & CEO (Representative Director)	(Mentioned above)

Mr. Nobutake Nishijima	Deputy President (Representative Director)	(Mentioned above)

Mr. Mitsuaki Tsuchiya	Deputy President (Representative Director)	(Mentioned above)

Mr. Ryoji Yokoyama	Corporate Auditor (full-time)	General Manager of Internal Audit Department

Mr. Yoshinori Yamada	Corporate Auditor (full-time)	Japan Confirm Co., Ltd. President (Representative Director)

Mr. Mareto Sako	Retired	(Mentioned above)

Mr. Yasushi Ohkubo	Retired	(Mentioned above)

Mr. Naoki Furuya	Retired	(Mentioned above)

Mr. Fumio Katoh	Retired	Corporate Auditor (full-time)

Mr. Masahiko Sakamoto	Retired	Corporate Auditor (full-time)

The appointment of Messrs. Takashi Nonaka, Nobutake Nishijima and Mitsuaki Tsuchiya as directors and the appointment of Messrs. Ryoji Yokoyama and Yoshinori Yamada as corporate auditors are subject to approval at the regular general meeting of shareholders of MHTB to be held in late June 2008.

Mr. Yamada qualifies as an “outside corporate auditor” under the Company Law of Japan.